Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 3 DATED MAY 8, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013 and supplement no. 2 dated April 23, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 314-unit apartment complex located in Frederick, Maryland.
Acquisition of Crystal Park at Waterford
On May 8, 2013, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Crystal LLC (the “Owner”), purchased a 314-unit apartment complex (“Crystal Park at Waterford”) from FCP Crystal Park, LLC. Crystal Park at Waterford is located in Frederick, Maryland on approximately 16.3 acres of land.
The purchase price of Crystal Park at Waterford was $44.9 million plus closing costs. We funded the acquisition of Crystal Park at Waterford with proceeds from the Crystal Park Mortgage Loan (defined below) in the amount of $29.4 million and proceeds from our initial public offering.
Crystal Park at Waterford was constructed in 1990 and is currently 93% occupied. Crystal Park at Waterford is comprised of 314 apartment units encompassing 288,954 rentable square feet.
Financing of Crystal Park at Waterford
On May 8, 2013, in connection with the acquisition of Crystal Park at Waterford, the Owner entered into a five-year multifamily note with CBRE Capital Markets, Inc. (the “Lender”) for borrowings of $29.4 million secured by Crystal Park at Waterford (the “Crystal Park Mortgage Loan”).  The Crystal Park Mortgage Loan matures on June 1, 2018 and bears interest at a fixed rate of 2.50%. Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium.  The loan is fully assumable by a subsequent purchaser of Crystal Park at Waterford.
KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of the Crystal Park Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Crystal Park Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under the Crystal Park Mortgage Loan.

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